UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13309

Varco International, Inc.

(Exact name of registrant as specified in its charter)

2000 West Sam Houston Parkway South

Suite 1700

Houston, Texas 77042

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $.01 par value

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of record.

Pursuant to the requirements of the Securities Exchange Act of 1934, Varco International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 11, 2005	Varco International, Inc.

		By:	/s/ Clay C. Williams

Clay C. Williams Vice President and Chief Financial Officer